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Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Callable Floating Rate Notes Due June 20, 2016 Final Term Sheet

Principal Amount:	$8,000,000
Pricing Date:	June 7, 2006
Issue Date:	June 20, 2006
Maturity Date:	June 20, 2016
Initial Issue Price:	100%
Underwriting commission:	0.00%
Interest rates, by quarterly Interest Period	Q1: 8.50%
("Q"):	Q2: Previous coupon + 10 Year CMT — 4.80%
Q3: Previous coupon + 10 Year CMT — 5.00%
Q4: Previous coupon + 10 Year CMT — 5.25%
Q5: Previous coupon + 10 Year CMT — 5.50%
Q6-8: Previous coupon + 10 Year CMT — 5.60%
Q9-10: Previous coupon + 10 Year CMT — 5.70%
Q11-16: Previous coupon + 10 Year CMT — 5.85%
Q17-Maturity: Previous coupon
Minimum interest rate:	0%
10 Year CMT:
10 Year U.S. dollar Constant Maturity U.S. Treasury Yield Index, as published by the Board of Governors of the Federal Reserve System in Federal Reserve Statistical Release H.15(519) and reported on CMT Moneyline Telerate page 7051
Interest Reset Dates:	The 20th day of each March, June, September and December, commencing on the Issue Date.
Interest Determination Date:	For each Interest Period, the second Business Day preceding the applicable Interest Reset Date.
Interest Period:
Interest will accrue for each quarterly Interest Period from and including an Interest Reset Date to but excluding the next succeeding Interest Payment Date, and such interest will be payable on such Interest Payment Date.

Day Count:	30/360
Interest Payment Dates:
The 20th day of each March, June, September and December, commencing September 20, 2006. If any Interest Payment Date is not a Business Day, interest will be payable on the next succeeding Business Day, without adjustment.
Call Option:	The Issuer may, at its option, redeem all but not part of the Notes on any Interest Payment Date, with five Business Days notice, at a redemption price of 100% plus accrued interest.
Business Days:	New York
Denominations:	$100,000
Form:	Book-entry only cleared through DTC.
CUSIP:	00254EBH4
Risk Factors:
Neither Bear, Stearns & Co., Inc. nor the Issuer makes any representation as to the existence of a secondary market for the Notes. The market value can be expected to fluctuate significantly and investors should be prepared to assume the market risks associated with these Notes. The Notes are principal protected only at maturity and, if called by the Issuer, on the relevant call date. Under ordinary circumstances, Bear Stearns will offer to repurchase part or all of the Notes outstanding, although there can be no assurance at what price such a bid might be made. The price given, if any, may also be affected by many factors including, but not limited to, the remaining term of the Notes, the general level of interest rates, any change to the credit standing of the Issuer and the cost to the Issuer of unwinding any related hedging activity or any funding arrangement.

        The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Bear, Stearns & Co. Inc. by calling 1-866-803-9204.

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AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)